SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
Report on Form 6-K for the month of December 2004
Hellenic Telecommunications Organization S.A.
(Translation of Registrant's name into English)
99 Kifissias Avenue
GR 15181 Amaroussion
Athens, Greece
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F X Form 40-F
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also
thereby furnishing the
information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)
Yes ___ No ____
Enclosures:
1.	Press release dated: February 8, 2006

 HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A.



             OTE comments on press articles
Athens,  February  8, 2006 - Hellenic  Telecommunications
Organization  SA (ASE: HTO, NYSE: OTE), the  Greek  full-
service  telecommunications provider,  today  issued  the
following   statement  in  response  to  press   articles
relating to OTE's Voluntary Retirement Scheme (VRS):

      OTE is proceeding with the implementation of the VRS regardless of the outcome of the European Commission's pending decision regarding the conformity with European competition rules of the Greek government's contribution to the OTE pension fund (TAP-OTE).

       This  review by the European Commission had  been
    anticipated and timely disclosed to the public and to all
    OTE   stakeholders,  including  investors  and  union
    representatives.

      Until the European Commission's final decision on this matter is released, the full cost of the VRS will be financed by OTE. The full cost of the VRS without including any state assistance to TAP-OTE has been charged to OTE's nine months 2005 financial results.

       OTE has received official confirmation that the pending inter-ministerial decision, for the disbursement of pensions related to the VRS will be signed soon, so that TAP-OTE may begin to distribute pensions to employees who have signed up for the VRS.

About OTE
OTE  is  a provider of public, fixed switch domestic  and
international telephony services in Greece.  With  local,
long  distance and international communications  services
in  addition to mobile telephony, Internet services,  and
high-speed  data  communications, OTE provides  consumers
and   businesses  the  ability  to  communicate  globally
through   its   extensive  network   infrastructure.   In
addition,  OTE has a number of International  investments
in  the  South  East  European  region  and  addresses  a
potential customer base of 60 million people.
Listed  on the Athens Stock Exchange, the company  trades
under  the  ticker HTO as well as on the New  York  Stock
Exchange  under  the  ticker  OTE.  In  the  U.S.,  OTE's
American  Depository  Receipts  (ADR's)  represents   1/2
ordinary share.
Additional    Information   is    also    available    on
http://www.ote.gr.

Contacts:
OTE:     Dimitris    Tzelepis-   Head    of    Investor
         Relations, Tel: +30 210 611 1574
         Email: dtzelepis@ote.gr
         Nikos  Kallianis  - Senior Financial  Analyst,
         Investor Relations Tel: +30 210 611 8167
         Email: nkallianis@ote.gr
         Daria  Kozanoglou  -  Communications  Officer,
         Investor Relations Tel: +30 210 611 1121;
         Email: nkozanoglou@ote.gr
         Marilli Diamandi - IR Coordinator
         Tel: +30 210 611 5070
         Email: mdiamant@ote.gr



Cubitt  Consulting: +44 20 7367 5100 (London);  +1  212
279 3115 (New York)

Forward-looking statement
Any  statements contained in this document that  are  not
historical   facts  are  forward-looking  statements   as
defined in the U.S. Private Securities Litigation  Reform
Act  of  1995. All forward-looking statements are subject
to  various  risks  and uncertainties  that  could  cause
actual  results  to differ materially from  expectations.
The  factors  that  could  affect  the  Company's  future
financial  results  are  discussed  more  fully  in   the
Company's  filings with the U.S. Securities and  Exchange
Commission  (the  "SEC"), including the Company's  Annual
Report  on Form 20-F for 2004 filed with the SEC on  June
30, 2005. OTE assumes no obligation to update information in this release.






SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its
behalf by the undersigned, thereunto duly authorized.
Hellenic Telecommunications Organization S.A.
Date: February 8, 2006             By: /s/ Iordanis Aivazis
                                   ---------------------
                                Name: Iordanis Aivazis
                                Title: Chief Financial Officer